Exhibit 99.1



Constellation Brands
WORTH REACHING FOR

PRESS RELEASE

#WORTHREACHINGFOR



CONSTELLATION BRANDS ELECTS NICHOLAS FINK OF FORTUNE BRANDS HOME & SECURITY, INC. TO ITS BOARD OF DIRECTORS

VICTOR, N.Y., Oct. 2, 2020 - Constellation Brands, Inc. (NYSE: STZ and STZ.B), a leading beverage alcohol company, announced today the election of Nicholas I. Fink, chief executive officer of Fortune Brands Home & Security, Inc., to serve as a member of its board of directors, effective as of the close of business on January 4, 2021. This election increases the size of Constellation's board from 12 to 13 members.

"We are excited to welcome Nick to our board of directors," said Rob Sands, Constellation Brands' Executive Chair of the Board of Directors. "Nick brings extensive beverage alcohol, international business, and legal experience, and has a proven track record of leveraging consumer insights to meet consumer needs in fast moving, highly regulated markets. Nick will serve as a tremendous asset for our board as we work to continue building industry-leading brands people love and remain focused on our proven strategy of long-term, profitable, and sustainable growth."

In January 2020, Fink was appointed as chief executive officer of Fortune Brands Home & Security, Inc., a Fortune 500 global home and security products manufacturer of trusted, well-known brands such as MasterBrand Cabinets, Moen, Master Lock, SentrySafe, and more. Previously, Fink served as president and chief operating officer for the company and focused on identifying opportunities to maximize the company's growth potential. Before joining Fortune Brands in 2015, Fink held several roles with increasing levels of responsibility at present-day Beam Suntory, Inc., including president, Asia Pacific and South America, and chief strategy officer.

"I'm thrilled to join the board of directors at Constellation Brands, one of the fastest-growing CPG companies over the last several years," said Fink. "I've long admired Constellation from my time in the industry and remain impressed by the company's ability to stay at the forefront of consumer trends. I look forward to working with the rest of the board and lending my perspective to help sustain the company's success well into the future."

Fink earned his bachelor's degree from the Institut d'Etudes Des Relations Internationales in Paris, France, and a law degree from Northwestern University.

ABOUT CONSTELLATION BRANDS

At Constellation Brands (NYSE: STZ and STZ.B), our mission is to build brands that people love because we believe sharing a toast, unwinding after a day, celebrating milestones, and helping people connect, are Worth Reaching For. It's worth our dedication, hard work, and the bold calculated risks we take to deliver more for our consumers, trade partners, shareholders, and communities in which we live and work. It's what has made us one of the fastest-growing large CPG companies in the U.S. at retail, and it drives our pursuit to deliver what's next.

Today, we are a leading international producer and marketer of beer, wine, and spirits with operations in the U.S., Mexico, New Zealand, and Italy. Every day, people reach for our high-end, iconic imported beer brands such as Corona Extra, Corona Light, Corona Premier, Modelo Especial, Modelo Negra, and Pacifico, and our high-quality premium wine and spirits brands, including the Robert Mondavi Brand Family, Kim Crawford, Meiomi, The Prisoner Brand Family, SVEDKA Vodka, Casa Noble Tequila, and High West Whiskey.

But we won't stop here. Our visionary leadership team and passionate employees from barrel room to boardroom are reaching for the next level, to explore the boundaries of the beverage alcohol industry and beyond. Join us in discovering what's Worth Reaching For.

To learn more, follow us on Twitter @cbrands and visit www.cbrands.com.

MEDIA CONTACTS

Mike McGrew 773-251-4934 / michael.mcgrew@cbrands.com
Amy Martin 585-678-7141 / amy.martin@cbrands.com

INVESTOR RELATIONS CONTACTS

Patty Yahn-Urlaub 585-678-7483 / patty.yahn-urlaub@cbrands.com
Bob Czudak 585-678-7170 / bob.czudak@cbrands.com



Nicholas I. Fink
CEO, Fortune Brands Home & Security, Inc.